                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 3)*

                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, L.P.


                    Under the Securities Exchange Act of 1934
                        ECHELON INTERNATIONAL CORPORATION
                                (Name of Issuer)


                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    278747100
                                 (CUSIP Number)

                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                JANUARY 25, 2000
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of theAct, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  278747100
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [X]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                         [ ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect to
                                   362,091 shares held in certain TBC accounts
                                   (as hereinafter defined). Additionally,
                                   certain of the Members of TBC may be deemed
                                   to have sole power to vote certain shares as
                                   more fully set forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                   0 shares, except that certain of the members
                                   of TBC may be deemed to have sole power to
                                   vote certain shares as more fully set forth
                                   herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                   389,801 shares held in accounts of TBC
                                   (as hereinafter defined).
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         389,801 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [X]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         5.80%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

CUSIP No.  278747100
----------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons TBK Partners, L.P. ("TBK")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)  [ ]
                                                                   (b)  [X]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                      [ ]

----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                       (7)   Sole Voting Power
                                   28,500 shares, except that the the general partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares       -----------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                  -----------------------------------------------------
                       (9)   Sole Dispositive Power
                                   28,500 shares, except that the general
                                   partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

                       -----------------------------------------------------
                       (10)   Shared Dispositive Power
                                   0 shares
----------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          28,500 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                [ ]
----------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
          0.42%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
          PN

CUSIP No. 278747100
----------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                   (a)   [ ]
                                                                   (b)   [X]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                      [ ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
----------------------------------------------------------------------------
                       (7)   Sole Voting Power
                                 16,000 shares, except that the general partners in Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares     -------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by each                    0 shares
Reporting Person     -------------------------------------------------------
With:                  (9)   Sole Dispositive Power
                                 16,000 shares, except that the general
                                 partners in Vanderbilt, solely by reason of
                                 their positions as such, may be deemed to
                                 have shared power to vote these shares.
                     -------------------------------------------------------
                      (10)   Shared Dispositive Power
                                 0 shares
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         16,000 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                              [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0.24%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

PRELIMINARY NOTE

       This Statement constitutes (a) Amendment No. 3 to a Statement on Schedule 13D originally filed by Tweedy, Browne Company LLC , a Delaware limited liability company ("TBC"), and dated as of February 18, 1999 (the "TBC Statement"); (b) Amendment No. 3 to a Statement filed on Schedule 13D originally filed by TBK Partners, L.P., a Delaware limited partnership ("TBK") and dated as of February 18, 1999 (the "TBK Statement"); and (c) Amendment No. 1 to a Statement on Schedule 13D filed by Vanderbilt Partners, L.P., a Delaware limited partnership ("Vanderbilt") and dated as of May 7, 1999. (collectively the "Joint Amendment No. 1"). However, the filing of this Joint Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

       This Joint Amendment No. 1 relates to the Common Stock, $.01 par value (the "Common Stock"), of Echelon International Corporation (the "Company"), which, to the best knowledge of the persons filing this Joint Amendment No. 1, is a company organized under the laws of Florida, with its principal executive offices located at One Progress Plaza, Suite 1500, St. Petersburg, Florida 33701.

       This Joint Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

       Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Joint Amendment No. 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 389,801 shares of Common Stock, which constitutes approximately 5.80% of the 6,720,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

       As of the date hereof, TBK beneficially owns directly 28,500 shares of Common Stock, which constitutes approximately 0.42% of the 6,720,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

       As of the date hereof, Vanderbilt beneficially owns directly 16,000 shares of Common Stock, which constitutes approximately 0.24% of the 6,720,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

       Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 434,301 shares, which constitutes approximately 6.46% of the 6,720,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a Member of TBC and a general partner in TBK and Vanderbilt, respectively, is 434,301 shares, which constitutes approximately 6.46% of the 6,720,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 28,500 shares of Common Stock which constitutes approximately 0.42% of the 6,720,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

       (b) TBC has investment discretion with respect to 389,801 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 362,091 shares of Common Stock held in certain TBC Accounts.

        Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and

(ii) shared power to vote or direct the vote of 362,091 shares of Common Stock held in certain TBC Accounts.

       TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

       Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

       (c) No transactions in Common Stock effected by TBK or Vanderbilt during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC during the sixty-day period ended as of the date hereof are set forth below:

REPORTING                   NO. OF SHARES     NO. OF SHARES     PRICE
PERSON          DATE        PURCHASED         SOLD              PER SHARE
TBC Accounts    12/08/99                      4,700               $23.8298
                12/15/99                        795               $23 5/8
                12/16/99                        185               $23 9/16
                12/22/99                        245               $25 1/4
                01/04/00                        200               $23 1/16
                01/19/00                        160               $23 5/16
                01/24/00                     83,165               $33 1/16
                01/25/00                        565               $33 1/16
                01/27/00                        300               $32 5/16

       (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

       To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.


       To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

       (e)        Not applicable.

                                    SIGNATURE

       Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Joint Amendment No. 1 is true, complete and correct.


                                           TWEEDY, BROWNE COMPANY LLC

                                           By:  /s/ Christopher H. Browne
                                           --------------------------------
                                                Christopher H. Browne
                                                Member


                                           TBK PARTNERS, L.P.

                                           By:  /s/ Christopher H. Browne
                                           --------------------------------
                                                Christopher H. Browne
                                                General Partner


                                           VANDERBILT PARTNERS, L.P.

                                           By :  /s/ Christopher H. Browne
                                           --------------------------------
                                                 Christopher H. Browne
                                                 General Partner




Dated:   February 2, 2000